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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-65786

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito — 212-829-4788
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the "Partnership"), as of December 31, 2012, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Philip J. Ippolito
Chief Financial Officer &
Director of Operations
CastleOak Securities, L.P.

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA[illegible]
Qualified in New York County
Commission Expires June 16, 2015

STATEMENT OF FINANCIAL CONDITION

CastleOak Securities, L.P.
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

CastleOak Securities, L.P.

Table of contents

This report ** contains (check all applicable boxes): Page

			Page
☑	(a)	Facing Page.	
☑	( )	Report of Independent Registered Public Accounting Firm.	1
☑	(b)	Statement of Financial Condition.	3
☐	(c)	Statement of Operations.	
☐	(d)	Statement of Cash Flows.	
☐	(e)	Statement of Changes in Partners' Capital.	
☐	(f)	Statement of Changes in Subordinated Borrowings.	
☑	( )	Notes to Financial Statements.	4
☐	(g)	Computation of Net Capital (Basic Method) for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	
☐	(h)	Statement Regarding Rule 15c3-3 Under the Securities Exchange Act of 1934	
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.	
☐	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.	
☐	(k)	A Reconciliation between the audited and Statements of Financial Condition with respect to methods of consolidation.	
☐	(l)	An Affirmation.	
☐	(m)	A copy of the SIPC Supplemental Report.	
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
☐	(o)	Supplementary Report on Internal Control	

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners of
CastleOak Securities, L.P.

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CastleOak Securities, L.P. as of December 31, 2012 ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2013

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2012
(In Thousands)

Assets		
Cash	$	6,462
Receivables from related broker-dealers		4,209
Receivables from broker-dealers		1,268
Receivables from partners		28
Fixed assets, net		238
Other assets		288
Total assets	$	12,493
Liabilities, Subordinated Borrowings and Partners' Capital		
Accounts payable and accrued liabilities	$	322
Payables to related parties		941
Accrued compensation		2,326
Total liabilities		3,589
Commitments and contingencies (Note 6)		
Subordinated borrowings		2,500
Partners' capital:		
General partner		3,580
Limited partner		2,824
Total partners' capital		6,404
Total liabilities, subordinated borrowings and partners' capital	$	12,493

See notes to the statement of financial condition.

CastleOak Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2012
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer in securities. The Partnership is owned by CastleOak Management, LLC ("COM" – 55.9%), the general partner and CastleOak Management Holdings, LLC ("COMH" – 44.1%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products. The Partnership's counterparty transactions are introduced to Cantor Fitzgerald & Co. ("CF&Co"), a subsidiary of CFLP, for clearance and settlement on a fully disclosed basis.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which includes industry practices.

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity, or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Commissions

Commission revenues are derived from agency brokerage transactions, whereby the Partnership executes a customer transaction at the best available price in the over-the-counter ("OTC") and exchange markets. Commission revenues and related expenses are recognized on a trade date basis.

Receivables from Broker-Dealers

Receivables from broker-dealers represents fee receivable from investment banking activities.

Receivables from Related Broker-Dealers

Receivables from related broker-dealers represents deposits held at CF&Co.

Fixed Assets, Net

Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over their estimated economic useful lives, generally three to five years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Income Taxes

Income taxes are accounted for under Financial Accounting Standards Board ("FASB") guidance, *Accounting for Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

1. General and Summary of Significant Accounting Policies (continued)

FASB guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statement. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

2. Related Party Transactions

CF&Co provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&Co collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&Co charges fees on a per-ticket basis, dependent upon the product traded.

CFLP provides the Partnership with administrative services, including network, data center, server administration support, and other technology services to the Partnership for which they charge the Partnership based on the cost of providing these services. Such support includes utilization of fixed assets, accounting, operations, human resources, and legal services.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. These employee loans are recorded at historical value and are amortized using the straight-line method over the forgiveness period, which is generally two or three years.

Included in Receivables from partners are items related to taxes and interest paid on behalf of the partners.

(In Thousands)

3. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2012
Computer and communication equipment	$ 134
Leasehold improvements	202
Furniture, fixtures and fittings	12
	348
Less: accumulated depreciation and amortization	110
Fixed assets, net	$ 238

4. Income Taxes

As of December 31, 2012, the Partnership recorded a deferred tax liability of approximately $29, which consists primarily of book-tax differences related to forgivable loans. The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2012. As of December 31, 2012, the Partnership did not accrue any interest or penalties. Although the Partnership is not currently under examination by the federal, state or local income tax authorities, tax years ended in December 31, 2009, 2010 and 2011 are open to adjustments by such income tax authorities.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $239 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Partnership had net capital of $7,419, which was $7,180 in excess of its required net capital.

6. Commitments and Contingent Liabilities

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2012, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments

In the normal course of business, the Partnership enters into commitments for underwriting transactions. As of December 31, 2012, there were no outstanding commitments.

7. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors.

(In Thousands)

7. Counterparty Credit Risk (continued)

A substantial portion of the Partnership's transactions are fully collateralized or are executed with, and on behalf of, institutional investors, including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

8. Subordinated Borrowings

The Partnership has a $10,000 subordinated revolving line of credit with CF&Co which is used to facilitate investment banking transactions. At December 31, 2012, $2,500 of subordinated borrowings were outstanding. The current rates of interest are 10% and 2.5% on outstanding and non-outstanding balances, respectively. The scheduled maturity date on the borrowing was February 28, 2014, but was extended to February 28, 2016 at the same amount and rates. This borrowing is subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

9. Subsequent Events

During February 2013, the Partnership extended its subordinated borrowing which will now mature on February 28, 2016 (see Note 8, "Subordinated Borrowings," for further information).

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.

Ernst & Young LLP

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